 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Wrigley, Jr., William (Last) (First) (Middle) 410 N. Michigan Avenue (Street) Chicago, IL 60611-213 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Wm. Wrigley Jr. Company WWY
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other
          Director, President & CEO
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year May 02, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	05/02/2003		S (1) |	23,450.00 | D | $56.14	446,065.00	D
Common Stock					152,900.00	I	By Appt. AEW Trust PKW - Trustee (2)
Common Stock					305,798.00	I	By Appt. AEW Trust AWR - Trustee (3)
Common Stock					50,966.00	I	By Appt. AEW Trust WWJR - Trustee
Common Stock					55,320.00	I	By Residuary Trust (WWJr) WWJR - Trustee
Common Stock					113,192.00	I	By Residuary Trust PKW - WWJr Trustee (2)
Common Stock					226,386.00	I	By Residuary Trust-AWR WWJR Trustee (3)
Common Stock					68,458.00	I	By Trust 16442-79682 -Tr UA HAW (3)
Common Stock					68,458.00	I	By Trust 21023-55520-Tr-UA HAW (2)
Common Stock					68,458.00	I	By Trust 21027-72160-Trustee UA HAW
Common Stock					10,907,136.00	I	By Trust UW HAW Co-Trst (4)
Common Stock					10,164,618.00	I	By Trust UW PKW - Co-Trst (5)
Common Stock/Class B					254,832.00	I	By Appt. AEW Trust WWJR - Trustee
Common Stock/Class B					8,248.00	I	By GST PKW Trust 7381-86880 - WWJR TR (2)
Common Stock/Class B					8,248.00	I	By GST WWJR Trust - 7382-96000 -WWJR TR
Common Stock/Class B					105,472.00	I	By Residuary Trust PKW - WWJr Trustee (2)
Common Stock/Class B					210,942.00	I	By Residuary Trust-AWR WWJR Trustee (3)
Common Stock/Class B					96,780.00	I	By Trust 16442-79682 -Tr UA HAW (3)
Common Stock/Class B					177,880.00	I	By Trust 20579-23841-Co-Trst-AXmasTr
Common Stock/Class B					96,780.00	I	By Trust 21023-55520-Tr-UA HAW (2)
Common Stock/Class B					1,544,000.00	I	By Trust 21026-03521-Co-Tr-XmasTr (6)
Common Stock/Class B					500,234.00	I	By Trust 21026-82880-Tr-3-28-84WW (7)
Common Stock/Class B					96,780.00	I	By Trust 21027-72160-Trustee UA HAW
Common Stock/Class B					5,453,568.00	I	By Trust UW HAW Co-Trst (4)
Common Stock/Class B					8,127,772.00	I	By Trust UW PKW - Co-Trst (5)
Wrigley Savings Plan Trust - Common					2,282.34	I	By WSP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Wrigley, Jr., William - May 02, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Common Stock Units	$0.00 (8)						Common Stock - 13,772.19		13,772.19	D
Stock Option (Right to Buy)O-00	$37.46					05/23/2001 (11) | 05/23/2010	Common Stock - 134,000.00		134,000.00	D
Stock Option (Right to Buy)-O-01	$48.10					05/23/2002 (9) | 05/23/2011	Common Stock - 115,000.00		115,000.00	D
Stock Option (Right to Buy)O-02	$57.32					05/21/2003 (12) | 05/21/2012	Common Stock - 112,000.00		112,000.00	D
Stock Option (Right to Buy)-O-99	$43.78					05/25/2000 (10) | 05/25/2009	Common Stock - 112,000.00		112,000.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/Mark Monroe under POA for William Wrigley, Jr. 05-02-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Wrigley, Jr., William - May 02, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Wm. Wrigley Jr. Company WWY

Form 4 - May 2003

William Wrigley, Jr.
410 N. Michigan Avenue

Chicago, IL 60611-213
Explanation of responses:

(1)   Represents an open market sale pursuant to a plan adopted by Mr. Wrigley, Jr. on May 1, 2003, which plan is intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934.
(2)   Represents shares held in trust for the benefit of Mr. Wrigley, Jr.'s brother. Mr. Wrigley, Jr., who serves as trustee of the trust, disclaims beneficial ownership of the shares held thereby.
(3)   Represents shares held in trust for the benefit of Mr. Wrigley, Jr.'s sister. Mr. Wrigley, Jr., who serves as trustee of the trust, disclaims beneficial ownership of the shares held thereby.
(4)   Represents shares held in trusts for the benefit of Mr. Wrigley, Jr., his brother and his sister. Mr. Wrigley, Jr., who serves as co-trustee of these trusts, disclaims beneficial ownership of an aggregate of 7,271,424 shares of Common Stock and 3,635,712 shares of Class B Common Stock held thereby.
(5)   Represents shares held in trusts for the benefit of Mr. Wrigley, Jr., his brother and his sister. Mr. Wrigley, Jr., who serves as co-trustee of these trusts, disclaims beneficial ownership of an aggregate of 7,299,452 shares of Common stock and 4,895,271 shares of Class B Common stock held thereby.
(6)   Represents shares held in trusts for the benefit of Mr. Wrigley, Jr. and his sister. Mr. Wrigley, Jr., who serves as co-trustee of these trusts, disclaims beneficial ownership of an aggregate of 772,000 shares of Class B Common stock held thereby.
(7)   Represents shares held in trust for the benefit of Mr. Wrigley, Jr., his brother and his sister.
(8)   Each share unit is equivalent to one share of the Company's Common Stock.
(9)   The Option vests in four equal annual installments beginning on May 23, 2002.
(10)   The Option vests in four equal annual installments beginning on May 25, 2000.
(11)   The Option vests in four equal annual installments beginning on May 23, 2001.
(12)   The Option vests in four equal annual installments beginning on May 21, 2003.

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